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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               -------------------


                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED

              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS

                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 1)(1)

                                  MAXIMUS, Inc.
                                (Name of Issuer)
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                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   577933 10 4
                                 (CUSIP Number)
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                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)
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      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [x] Rule 13d-1(d)





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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------------------------                              -------------------------
  CUSIP No. 577933 10 4           SCHEDULE 13G           Page 2 of 7
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  1   NAME OF REPORTING PERSON
      Raymond B. Ruddy

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Not Applicable.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
      Not Applicable                                                    (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                5.   SOLE VOTING POWER

                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           2,681,787
    EACH        ----------------------------------------------------------------
 REPORTING      7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH             2,681,787
                ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,681,787
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      Not applicable
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.3%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      IN
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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-------------------------                              -------------------------
  CUSIP No. 577933 10 4           SCHEDULE 13G           Page 3 of 7
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  1   NAME OF REPORTING PERSON
      Raymond B. Ruddy Grantor Retained Annuity Trust

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Not Applicable.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
      Not Applicable                                                    (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
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                5.   SOLE VOTING POWER

                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           998,047
    EACH        ----------------------------------------------------------------
 REPORTING      7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH             998,047
                ----------------------------------------------------------------
                8.   SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      998,047
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      Not applicable
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.9%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      00
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!




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      This Amendment No. 1 amends and supplements the Statement on Schedule 13G
(the "Original Statement") filed by Raymond B. Ruddy and the Raymond B. Ruddy Grantor Retained Annuity Trust ("Trust") with the United States Securities and Exchange Commission on February 11, 1998 to show a material decrease in the percentage of the class beneficially owned. Except as set forth below, there are no changes to the information set forth in the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

ITEM 3.  IF THIS STATEMENT IS FILED  PURSUANT TO RULE 13d-1(b),  OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

Item 3 is amended in its entirety by replacing the text of such item with the following text:

      (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act.
      (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c)[ ] Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.
      (d)[ ] Investment company registered under Section 8 of the Investment Company Act
      (e)[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
      (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
      (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
      (i)[ ] A church plan that is excluded from the definition of an investment Company under Section 3(c)(14) of the Investment Company Act;
      (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


ITEM 4.  OWNERSHIP.

      Item 4 is amended in its entirety by replacing the text of such item with the following text:

      (a)   AMOUNT BENEFICIALLY OWNED.

      As of December 31, 1998, each shareholder listed below owns of record the number of shares of Common Stock set forth opposite his or its name:

      Mr. Ruddy                     2,681,787 shares(2)



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(2)  Includes 998,047 shares held by the Trust. By virtue of his relationship as trustee and beneficiary of the Trust, Mr. Ruddy has the power to vote and dispose of, and therefore may be deemed to be the beneficial owner of, all shares of Common Stock owned of record by the Trust.

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      Trust                            998,047 shares


(b)   PERCENTAGE OF CLASS.

      Mr. Ruddy                      13.3%
      Trust                           4.9%

      The foregoing percentages are calculated based on the 20,237,832 shares of Common Stock outstanding as of December 31, 1998.

(C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

      (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

      Mr. Ruddy                     0 shares
      Trust                         0 shares

      (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

      Mr. Ruddy                     2,681,787 shares
      Trust                           998,047 shares

      (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

      Mr. Ruddy                     2,681,787 shares
      Trust                           998,047 shares

      (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

      Mr. Ruddy                     0 shares
      Trust                         0 shares

      Pursuant to Mr. Ruddy's employment agreement with the Issuer, all shares held by each of Mr. Ruddy and the Trust are required to be voted as directed by David V. Mastran, President and Chief Executive Officer of the Issuer, until September 30, 2001. Dr. Mastran does not, however, have dispositive power over any such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Item 5 is amended in its entirety by replacing the text of such item with the following text for each reporting person listed below:

      Mr. Ruddy:

            Not Applicable.

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      Trust:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [<I044>]

ITEM 10. CERTIFICATION.

        Item 10 is amended in its entirety by replacing the text of such item with the following text:

        Not applicable.


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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 1999


/s/ Raymond B. Ruddy
------------------------------------------------
Raymond B. Ruddy


RAYMOND B. RUDDY GRANTOR
RETAINED ANNUITY TRUST


By: /s/ Raymond B. Ruddy
    --------------------------------------------
    Raymond B. Ruddy, Trustee U/A dated 11/13/97